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                               August 18, 2020

       Qiaoling Lu
       Chief Executive Officer
       Sentage Holdings Inc.
       501, Platinum Tower
       233 Taicang Rd, HuangPu
       Shanghai City
       People's Republic of China

                                                        Re: Sentage Holdings
Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted on August
3, 2020
                                                            CIK No. 0001810467

       Dear Ms. Lu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       General

   1. Please provide us with supplemental copies of all written communications, as defined in
                                                        Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf have presented
or expect to present to potential investors in reliance on Section
                                                        5(d) of the Securities
Act, whether or not you retained, or intend to retain, copies of those communications. Please
contact the staff member associated with the review of this
                                                        filing to discuss how
to submit such copies.
 Qiaoling Lu
Sentage Holdings Inc.
August 18, 2020
Page 2
Corporate History and Structure, page 55

2. We note that Sentage Hongkong Limited is incorporated in Hong Kong. Please tell us whether the recently enacted Hong Kong national security law may impact your business or corporate structure as it relates to Sentage HK. If so, please add disclosure about the new law, its potential impact on your business, and any related risks, as applicable.
       You may contact William Schroeder at 202-551-3294 or Ben Phippen at 202-551-3697 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameQiaoling Lu                                 Sincerely,
Comapany NameSentage Holdings Inc.
                                                              Division of
Corporation Finance
August 18, 2020 Page 2                                        Office of Finance
FirstName LastName